The Beachbody Company, Inc.

3301 Exposition Blvd.

Santa Monica, CA 90404

August 4, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Beachbody Company, Inc.

Registration Statement on Form S-1

Filed July 23, 2021

File No. 333-258149

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, The Beachbody Company, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-258149) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on August 6, 2021 or as soon as practicable thereafter.

[signature page follows]

The Company requests that we be notified of such effectiveness by a telephone call to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Sue Collyns
Name: Sue Collyns
Title: President and Chief Financial Officer

cc:	Jonathan Gelfand, The Beachbody Company, Inc., Chief Legal Officer

Justin Hamill, Latham & Watkins LLP